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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Vyyo Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(Cusip Number)

Lonnie Goldman
Vyyo Inc.
4015 Miranda Avenue, First Floor
Palo Alto, California 94304
Telephone (650) 319-4021

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918458 20 9

1.	Name of Reporting Person: Davidi Gilo		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,229,958

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,571,025

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,229,958

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D/A

The following statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Davidi Gilo.

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the common stock, $.0001 par value per share, of the Issuer, Vyyo Inc. The Issuer’s principal executive offices are located at 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Davidi Gilo.

(b) The business address of Davidi Gilo is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(c) Davidi Gilo’s principal employment is with the Issuer where he currently is the Chairman of the Board and the Chief Executive Officer. The address of the Issuer is 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

(d)-(e) Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The issuer has granted Mr. Gilo options to purchase shares of Vyyo Inc. Common Stock, as previously disclosed in the Schedules 13D/A filed by Mr. Gilo on October 17, 2002, November 13, 2003, and April 30, 2004.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule D filed by Mr. Gilo on June 9, 2000 or the Schedules 13D/A filed by Mr. Gilo on October 17, 2002, November 13, 2003 and April 30, 2004.

ITEM 4.	PURPOSE OF THE TRANSACTION.

This Statement is being filed in connection with the sale by the Gilo Family Trust U/A/D 1/18/91 of 66,700 shares of Vyyo, Inc. Common Stock pursuant to a Rule 10b5-1 sales plan, for which Form 4s were filed with the Securities and Exchange Commission on May 17, 2004, May 18, 2004, May 27, 2004, June 7, 2004, June 17, 2004 and June 29, 2004, and to provide updating information.

Other than such Rule 10b5-1 sales plans and the Issuer’s previously announced plans to acquire Xtend Networks Ltd. (which acquisition may result in an increase in the size of the Issuer’s Board of Directors), Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Davidi Gilo.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 6,229,958 shares of the Issuer’s common stock. This number represents 47% of the 13,125,385 shares of the Issuer’s common stock outstanding as of April 23, 2004, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed with the Securities and Exchange Commission, and includes 1,133,333 shares issuable upon exercise of options held by Mr. Gilo. Of the shares held by Mr. Gilo, (i) 3,899,066 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo is the sole trustee; (ii) 345,000 shares are held by Mr. Gilo individually; (iii) 1,133,333 shares consist of options to purchase shares of common stock and are held by Mr. Gilo individually, (533,332 of these options will become exercisable within 60 days of July 8, 2004); (iv) 5,420 shares are held by Harmony Management, Inc., of which Davidi Gilo and a trust for his benefit are the sole shareholders; (v) 18,206 shares are held by The Gilo Family Partnership, L.P., a California limited partnership of which Harmony Management, Inc. is the general partner and of which Mr. Gilo, Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, are the limited partners; (vi) 170,000 shares are held by the Gilo Family Foundation, a California not-for-profit corporation of which Mr. Gilo is trustee; (vii) 488,933 shares are held by Skyfarm Management LLC, a New Jersey limited liability company which has entered into a voting trust agreement granting Mr. Gilo the exclusive right to vote certain shares held by it; and (viii) 170,000 shares are held by the Winds of Change Foundation, Inc. a not-for-profit corporation of which Shamaya Gilo is the trustee and with which Mr. Gilo has entered into a voting trust agreement pursuant to which Mr. Gilo has the exclusive right to vote such shares.

(b) Mr. Gilo has sole voting power with respect to all of the 6,229,958 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, by Skyfarm Management LLC, by the Winds of Change Foundation, and by Mr. Gilo individually. Mr. Gilo has sole dispositive power with respect to all of the 5,571,025 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, and by Mr. Gilo individually, subject to the rights of Shamaya Gilo to the proceeds from the sale of 440,039 of those shares and to elect a distribution of said 440,039 shares to her, on or after the earlier of (i) July 1, 2008; or (ii) the sale by Mr. Gilo of his California residence, pursuant to a marital settlement agreement.

(c) On May 13, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,100 shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 sales plan, at prices ranging from $5.71 per share to $5.82 per share, as further set forth in the Form 4 filed with the SEC on May 17, 2004. On May 17, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,100 shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 sales plan, at prices ranging from $5.55 per share to $5.84 per share, as further set forth in the Form 4 filed with the SEC on May 18, 2004. On May 26, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,100 shares of the Issuer’s Common Stock pursuant to a

Rule 10b5-1 sales plan, at prices ranging from $6.51 per share to $6.85 per shares, as further set forth in the Form 4 filed with the SEC on May 27, 2004. On June 3, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,100 shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 sales plan, at prices ranging from $6.67 per share to $6.92 per share, as further set forth in the Form 4 filed with the SEC on June 7, 2004. On June 16, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,100 shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 sales plan, at prices ranging from $6.69 per share to $6.95 per share, as further set forth in the Form 4 filed with the SEC on June 17, 2004. On June 28, 2004, Mr. Gilo in his capacity as Trustee of the Gilo Family Trust U/A/D 1/18/91, sold 11,200 shares of the Issuer’s Common Stock pursuant to a Rule 10b5-1 sales plan, at prices ranging from $6.60 per share to $6.97 per share, as further set forth in the Form 4 filed with the SEC on June 29, 2004.

(d) No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s common stock owned or sold by Davidi Gilo, except that (i) Shamaya Gilo has rights to the proceeds from the sale of 440,039 of Mr. Gilo’s shares and to elect a distribution of said 440,039 shares to her, on or after the earlier of (A) July 1, 2008; or (B) the sale by Mr. Gilo of his California residence, pursuant to a marital settlement agreement; and (ii) Shamaya Gilo and three trusts for the benefit of Mr. Gilo’s children, Adi, Elad and Yael Gilo, have certain rights as limited partners of the Gilo Family Partnership, L.P. In addition, the Gilo Family Foundation is a California not-for-profit corporation and has sole rights to receive any such dividends or proceeds, which may be distributed by the Foundation for certain charitable purposes only as permitted under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, Skyfarm Management LLC and Winds of Change Foundation, Inc. have the right to dispose of, and receive dividends with respect to, the Issuer’s Common Stock held by each of them.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Gilo has entered into voting trust agreements with Skyfarm Management LLC and Winds of Change Foundation, Inc. which grant Mr. Gilo the exclusive right to vote certain shares held by Skyfarm Management LLC and Winds of Change Foundation, Inc. The voting trust agreement between Mr. Gilo and Skyfarm Management LLC, originally set to expire on June 5, 2004, has been amended and its term extended to June 5, 2005.

Mr. Gilo has entered into a marital settlement agreement with Shamaya Gilo providing Shamaya Gilo with rights to the proceeds from the sale of 440,039 of Mr. Gilo’s shares of Vyyo Inc. Common Stock and to elect a distribution of said 440,039 shares to her, on or after the earlier of (i) July 1, 2008; or (ii) the sale by Mr. Gilo of his California residence.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Amendment No. 1 to the voting trust agreement between Skyfarm Management LLC and Mr. Gilo is attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2004

Davidi Gilo

/s/ Davidi Gilo

Signature